UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Announcement of Completion of Merger with Longevity Acquisition Corporation

On March 22, 2021, 4D pharma plc (the “Company”) issued two press release to announce that the Company has completed its merger with Longevity Acquisition Corporation and that the 4D American Depositary Shares (the “ADSs”) are to begin trading on the Nasdaq Global Market.

Copies of the press releases are attached as Exhibit 99.1 and 99.2 to this current report on Form 6-K and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: March 22, 2021	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated March 22, 2021.
99.2	Press Release, dated March 22, 2021.